File Number: 56774-30

Web site: www.langmichener.com

Direct Line: (604) 691-6842
Direct Fax Line: (604) 893-2361
E-Mail: jschmidt@lmls.com

October 16, 2007

VIA FAX AND MAIL
MAIL STOP 7010
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention:             Mr. John W. Madison, Attorney

Dear Mr. Madison:

LINCOLN GOLD CORPORATION (the “Company”)
Form S-4 Registration Statement filed September 11, 2007, as amended
SEC File No. 333-145978

Further to our recent discussion earlier today, we enclose the Company’s request for acceleration of the Form S-4 registration to be effective 4:00 p.m. (EST) on Thursday, October 18, 2007. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Josh Schmidt

Josh Schmidt
for Lang Michener LLP

JDS/jl
Encl.